22003243

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SEC Mail Processing
MAR 01 2022
Washington, DC

SEC FILE NUMBER
8-70471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAST EXECUTION SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W JACKSON BLVD, SUITE 1650
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL ZAWKO	(312)720-3843	joel.zawko@faste›
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd, Suite	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JOEL ZAWKO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FAST EXECUTION SERVICES, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANA COBANI
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 29, 2024

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAST EXECUTION SERVICES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2021

Contents

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of Fast Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fast Execution Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fast Execution Services, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fast Execution Services, LLC's management. Our responsibility is to express an opinion on Fast Execution Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fast Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA PC
We have served as Fast Execution Services, LLC's auditor since 2020.
Chicago, Illinois 60604
February 25, 2022

Fast Execution Services LLC
Statement of Financial Condition
December 31, 2021

		2021
ASSETS		
Cash	$	823,656
Commission receivable		252,929
Other receivables		2,111
TOTAL ASSETS	**$**	**1,078,696**
LIABILITIES & MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	15,893
Total Liabilities		15,893
Member's Equity		1,062,803
		1,062,803
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**1,078,696**

See notes to financial statements.

1. Organization and Business

Fast Execution Services LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on August 6, 2020. The Company was organized under the Uniform Limited Liability Company Act of Delaware on August 29, 2019. The Company is registered as a foreign limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Scalp Trade Holdings, LP (the "Parent").

The Company engages in the referral of individuals and/or entities to registered broker-dealers, that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. dollar ($) is the functional currency of the Company.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable is comprised of commissions earned but not yet received. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2021 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Other Assets
Other receivables consist of prepaid expenses and a CRD deposit.

Property and Equipment
Property and equipment over $5,000 are carried at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. For the year ended December 31, 2021, all equipment purchases were immediately expensed.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the Company recognizes income for participation of commissions that are a result of executed transactions.

Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. The Company's members account for the Company's items of income, deductions, losses, and credits.

Therefore, these financial statements do not include any provision for federal income taxes. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2021.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2021, management has determined that there are no material uncertain tax positions. The Parent files income tax returns in U.S. federal jurisdiction and in various states. The Parent is generally not subject to examination by United States federal or state taxing authorities for tax years before 2018.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability Among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Parent leases office space under a long-term lease agreement, of which a portion is made available to the Company through an agreement, as discussed in Note 6.

The Company is not expected to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

3. Net Capital Requirements

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had a net capital of $807,763 which was $802,763 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 as of December 31, 2021.

4. Commitments and Contingencies

There were no commitments or contingencies at the year ended December 31, 2021.

5. Concentrations and Credit Risks

Cash investments held by the company are placed with a high credit quality financial institution with FDIC insured to $250,000. The company exceeded the FDIC insured amount during the year and at year end the balance was $823,656.

The Company's client base is made up of various trading and brokerage firms that generate commissions the Company receives a referral fee on. Scalp Trade LLC, a related party, accounted for $1,432,825, approximately 60%, of the commission revenue generated in 2021.

6. Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the agreement the Company pays certain operating costs, including rent and salaries, to its Parent based on the allocation methodology described in the agreement. The obligation to perform on the terms of the lease is the sole responsibility of the Parent. The Company is not bound by a legal obligation to perform on the lease.

For the year ended December 31, 2021, the Company incurred expenses of $55,000 related to this arrangement.

7. Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2022, the date the financial statements were issued, noting there were no events to disclose.